Exhibit 99.1

Atour Lifestyle Holdings Limited Reports First Quarter 2026 Unaudited Financial Results

•	A total of 2,088 hotels, or 232,298 hotel rooms, in operation as of March 31, 2026.

•	Net revenues for the first quarter of 2026 increased by 47.5% year-over-year to RMB2,811 million (US$408 million).

•	Net income for the first quarter of 2026 increased by 90.3% year-over-year to RMB463 million (US$67 million).

•	Adjusted net income (non-GAAP)[1] for the first quarter of 2026 increased by 42.0% year-over-year to RMB490 million (US$71 million).

•	EBITDA (non-GAAP)[2] for the first quarter of 2026 increased by 85.2% year-over-year to RMB689 million (US$100 million).

•	Adjusted EBITDA (non-GAAP)[3] for the first quarter of 2026 increased by 51.1% year-over-year to RMB716 million (US$104 million).

SHANGHAI, China, May 13, 2026 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading lifestyle group in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter of 2026 Highlights

As of March 31, 2026, there were 2,088 hotels with a total of 232,298 hotel rooms in operation across Atour’s hotel network, representing rapid increases of 20.9% and 19.4% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of March 31, 2026, there were 751 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB427 for the first quarter of 2026, compared with RMB418 for the same period of 2025 and RMB426 for the previous quarter.

The occupancy rate4 was 70.6% for the first quarter of 2026, compared with 70.2% for the same period of 2025 and 76.1% for the previous quarter.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

The revenue per available room4 (“RevPAR”) was RMB312 for the first quarter of 2026, compared with RMB304 for the same period of 2025 and RMB336 for the previous quarter.

The revenue generated from our retail business was RMB1,071 million for the first quarter of 2026, representing an increase of 54.4% year-over-year.

“In the first quarter of 2026, we delivered steady performance across both our hotel and retail businesses,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “For our hotel business, hotel performance continued to improve sequentially. Adhering to our ‘quality-first’ principle, we opened 110 new hotels in the first quarter while continuously reinforcing the distinct competitive advantages of each of our hotel brands. Our retail business sustained strong growth momentum, with retail revenue reaching RMB1.07 billion in the first quarter, up 54% year-over-year. Atour Planet remained focused on innovation, continuously launching new iterations that further validated our brand and product strength in the market.”

“Looking ahead, guided by our new strategy of ‘Chinese Experience, Brand-Led Excellence,’ we will firmly seize the innovation opportunities arising from industry transformation, and convert these opportunities into sustainable, long-term growth drivers. At the same time, we will stay true to our founding aspirations, continuously fulfill our corporate responsibilities, and steadily advance toward our long-term vision of ‘A Timeless Atour, Warmth Along Every Journey,’ and make steadfast and warm contributions to the industry and to society,” Mr. Wang concluded.

First Quarter of 2026 Unaudited Financial Results

(RMB in thousands)	Q1 2025	Q1 2026
Revenues:
Manachised hotels	1,032,183	1,568,048
Leased hotels	128,563	118,292
Retail	693,779	1,071,199
Others	51,289	53,702
Net revenues	1,905,814	2,811,241

Net revenues. Our net revenues for the first quarter of 2026 increased by 47.5% to RMB2,811 million (US$408 million) from RMB1,906 million for the same period of 2025. The increase was mainly driven by growth in the manachised hotel and retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the first quarter of 2026 increased by 51.9% to RMB1,568 million (US$227 million) from RMB1,032 million for the same period of 2025. The increase was primarily driven by our ongoing hotel network expansion and supply chain business development. The total number of our manachised hotels increased from 1,702 as of March 31, 2025 to 2,069 as of March 31, 2026.

•	Leased hotels. Revenues from our leased hotels for the first quarter of 2026 decreased by 8.0% to RMB118 million (US$17 million) from RMB129 million for the same period of 2025. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization. The total number of our leased hotels decreased from 25 as of March 31, 2025 to 19 as of March 31, 2026.

•	Retail. Revenues from retail for the first quarter of 2026 increased by 54.4% to RMB1,071 million (US$155 million) from RMB694 million for the same period of 2025. The increase was driven by growing recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

•	Others. Revenues from others for the first quarter of 2026 increased by 4.7% to RMB54 million (US$8 million) from RMB51 million for the same period of 2025.

(RMB in thousands)	Q1 2025	Q1 2026
Operating costs and expenses:
Hotel operating costs	(736,145)	(1,136,368)
Retail costs	(337,426)	(507,260)
Other operating costs	(7,628)	(4,458)
Selling and marketing expenses	(282,897)	(401,164)
General and administrative expenses	(161,813)	(139,884)
Technology and development expenses	(39,381)	(50,411)
Total operating costs and expenses	(1,565,290)	(2,239,545)

Operating costs and expenses for the first quarter of 2026 were RMB2,240 million (US$325 million), including RMB26 million share-based compensation expenses, compared with RMB1,565 million, including RMB102 million share-based compensation expenses for the same period of 2025.

•	Hotel operating costs for the first quarter of 2026 were RMB1,136 million (US$165 million), compared with RMB736 million for the same period of 2025. The increase was mainly due to the increase in variable costs, such as supply chain costs and hotel manager costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 67.4% of manachised and leased hotels’ revenues for the first quarter of 2026, compared with 63.4% for the same period of 2025. The increase was mainly due to supply chain business development.

•	Retail costs for the first quarter of 2026 were RMB507 million (US$74 million), compared with RMB337 million for the same period of 2025. The increase was associated with the rapid growth of our retail business. Retail costs accounted for 47.4% of retail revenues for the first quarter of 2026, compared with 48.6% for the same period of 2025. The decrease was attributable to the increasing contribution from higher-margin products.

•	Other operating costs for the first quarter of 2026 were RMB4 million (US$0.6 million), compared with RMB8 million for the same period of 2025.

•	Selling and marketing expenses for the first quarter of 2026 were RMB401 million (US$58 million), compared with RMB283 million for the same period of 2025. The increase was mainly due to our enhanced investment in branding and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 14.3% of net revenues for the first quarter of 2026, compared with 14.8% for the same period of 2025.

•	General and administrative expenses for the first quarter of 2026 were RMB140 million (US$20 million), including RMB21 million share-based compensation expenses, compared with RMB162 million, including RMB84 million share-based compensation expenses for the same period of 2025. Excluding the share-based compensation expenses, the increase was primarily due to an increase in labor costs. General and administrative expenses, excluding share-based compensation expenses, accounted for 4.2% of net revenues for the first quarter of 2026, compared with 4.1% for the same period of 2025.

•	Technology and development expenses for the first quarter of 2026 were RMB50 million (US$7 million), compared with RMB39 million for the same period of 2025. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business, and to improve customer experience. Technology and development expenses accounted for 1.8% of net revenues for the first quarter of 2026, compared with 2.1% for the same period of 2025.

Other operating income, net for the first quarter of 2026 was RMB91 million (US$13 million), compared with RMB15 million for the same period of 2025. The increase was mainly due to an increase in income from government subsidies.

Income from operations for the first quarter of 2026 was RMB663 million (US$96 million), compared with RMB355 million for the same period of 2025.

Income tax expense for the first quarter of 2026 was RMB219 million (US$32 million), compared with RMB134 million for the same period of 2025.

Net income for the first quarter of 2026 was RMB463 million (US$67 million), representing an increase of 90.3% compared with RMB244 million for the same period of 2025.

Adjusted net income (non-GAAP) for the first quarter of 2026 was RMB490 million (US$71 million), representing an increase of 42.0% compared with RMB345 million for the same period of 2025.

Basic and diluted income per share/American depositary share (ADS). For the first quarter of 2026, basic income per share was RMB1.13 (US$0.16), and diluted income per share was RMB1.11 (US$0.16). For the first quarter of 2026, basic income per ADS was RMB3.39 (US$0.48), and diluted income per ADS was RMB3.33 (US$0.48).

EBITDA (non-GAAP) for the first quarter of 2026 was RMB689 million (US$100 million), representing an increase of 85.2% compared with RMB372 million for the same period of 2025.

Adjusted EBITDA (non-GAAP) for the first quarter of 2026 was RMB716 million (US$104 million), representing an increase of 51.1% compared with RMB474 million for the same period of 2025.

Cash flows. Operating cash inflow for the first quarter of 2026 was RMB292 million (US$42 million). Investing cash inflow for the first quarter of 2026 was RMB495 million (US$72 million). Financing cash outflow for the first quarter of 2026 was RMB399 million (US$58 million).

Cash and cash equivalents and restricted cash. As of March 31, 2026, the Company had a total balance of cash and cash equivalents and restricted cash of RMB3.7 billion (US$536 million).

Debt financing. As of March 31, 2026, the Company had total outstanding borrowings of RMB242 million (US$35 million).

Outlook

For the full year of 2026, the Company currently expects total net revenues to increase by 24% to 28% compared with the full year of 2025.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Wednesday, May 13, 2026 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour First Quarter of 2026 Earnings Conference Call
Pre-registration Link: https://register-conf.media-server.com/register/BI88285037264a43bb9a3a16fdd4a74f86

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; adjusted net income per ordinary share - Diluted, which is defined as net income attributable to the Company excluding share-based compensation expenses divided by the number of weighted average ordinary shares used in calculating net income per ordinary share - Diluted; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income, adjusted net income per ordinary share – Diluted, and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, Atour is dedicated to creating an intimate ambiance where people can warmly connect. Guided by its people-serving philosophy, Atour continuously refines its products and services to curate exceptional experiences for every user.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	March 31,
	2025	2026
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	3,303,949	3,683,246	533,959
Short-term investments	2,562,745	2,073,664	300,618
Accounts receivable	341,446	356,157	51,632
Prepayments and other current assets	675,974	465,413	67,471
Amounts due from related parties	192,289	198,984	28,847
Inventories	278,802	210,492	30,514
Total current assets	7,355,205	6,987,956	1,013,041
Non-current assets
Restricted cash	16,223	16,223	2,352
Contract costs	134,268	134,787	19,540
Property and equipment, net	225,603	214,318	31,070
Operating lease right-of-use assets	1,108,548	956,662	138,687
Intangible assets, net	4,712	4,179	606
Goodwill	17,446	17,446	2,527
Other assets	51,905	50,842	7,371
Deferred tax assets	253,596	250,726	36,348
Total non-current assets	1,812,301	1,645,183	238,501
Total assets	9,167,506	8,633,139	1,251,542

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	230,201	259,397	37,605
Accounts payable	821,997	594,630	86,202
Deferred revenue, current	701,147	508,890	73,774
Salary and welfare payable	316,562	230,612	33,432
Accrued expenses and other payables	1,090,394	1,127,404	163,439
Income taxes payable	312,302	253,851	36,801
Short-term borrowings	250,000	240,000	34,793
Amounts due to related parties	2,886	2,748	398
Total current liabilities	3,725,489	3,217,532	466,444
Non-current liabilities
Operating lease liabilities, non-current	1,042,719	868,250	125,870
Deferred revenue, non-current	526,439	569,897	82,618
Long-term borrowings, non-current portion	2,000	2,000	290
Other non-current liabilities	290,058	295,595	42,852
Total non-current liabilities	1,861,216	1,735,742	251,630
Total liabilities	5,586,705	4,953,274	718,074

1 Translations of balances in the consolidated financial statements from RMB into US$ for the first quarter of 2026 and as of March 31, 2026 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 6.8980, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2026.

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	March 31,
	2025	2026
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	246	242	35
Class B ordinary shares	56	56	8
Treasury shares	(326,400)	(177,462)	(25,727)
Additional paid in capital	1,758,365	1,253,432	181,709
Retained earnings	2,195,519	2,658,873	385,456
Accumulated other comprehensive loss	(34,307)	(42,728)	(6,194)
Total equity attributable to shareholders of the Company	3,593,479	3,692,413	535,287
Non-controlling interests	(12,678)	(12,548)	(1,819)
Total shareholders’ equity	3,580,801	3,679,865	533,468
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	9,167,506	8,633,139	1,251,542

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2025	2026
	RMB	RMB	USD[1]
Revenues:
Manachised hotels	1,032,183	1,568,048	227,319
Leased hotels	128,563	118,292	17,149
Retail	693,779	1,071,199	155,291
Others	51,289	53,702	7,785
Net revenues	1,905,814	2,811,241	407,544
Operating costs and expenses:
Hotel operating costs	(736,145)	(1,136,368)	(164,739)
Retail costs	(337,426)	(507,260)	(73,537)
Other operating costs	(7,628)	(4,458)	(646)
Selling and marketing expenses	(282,897)	(401,164)	(58,157)
General and administrative expenses	(161,813)	(139,884)	(20,279)
Technology and development expenses	(39,381)	(50,411)	(7,308)
Total operating costs and expenses	(1,565,290)	(2,239,545)	(324,666)
Other operating income, net	14,757	91,265	13,230
Income from operations	355,281	662,961	96,108
Interest income	19,280	9,127	1,323
Gain from short-term investments	9,851	11,795	1,710
Interest expense	(614)	(1,721)	(249)
Other (expenses) income, net	(6,109)	25	4
Income before income tax	377,689	682,187	98,896
Income tax expense	(134,111)	(218,703)	(31,705)
Net income	243,578	463,484	67,191
Less: net income attributable to non-controlling interests	875	130	19
Net income attributable to the Company	242,703	463,354	67,172

Net income	243,578	463,484	67,191
Other comprehensive loss
Foreign currency translation adjustments, net of nil income taxes	(9,355)	(8,421)	(1,221)
Other comprehensive loss, net of nil income taxes	(9,355)	(8,421)	(1,221)
Total comprehensive income	234,223	455,063	65,970
Comprehensive income attributable to non-controlling interests	875	130	19
Comprehensive income attributable to the Company	233,348	454,933	65,951
Net income per ordinary share
—Basic	0.58	1.13	0.16
—Diluted	0.58	1.11	0.16
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	415,701,620	411,679,558	411,679,558
—Diluted	418,692,991	415,777,615	415,777,615

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2025	2026
	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	1,968	292,325	42,378
Cash flows from investing activities:
Payment for purchases of property and equipment	(19,300)	(3,832)	(556)
Proceeds from disposal of property and equipment	4,740	-	-
Payment for purchases of intangible assets	(75)	(1,728)	(251)
Payment for purchases of short-term investments	(3,593,000)	(4,192,460)	(607,779)
Proceeds from maturities of short-term investments	3,129,996	4,693,336	680,391
Net cash (used in) generated from investing activities	(477,639)	495,316	71,805
Cash flows from financing activities:
Proceeds from borrowings	30,000	15,000	2,175
Repayment of borrowings	(20,000)	(25,000)	(3,624)
Proceeds from stock option exercises	1,446	3,491	506
Payment for share repurchases	-	(392,824)	(56,948)
Net cash generated from (used in) financing activities	11,446	(399,333)	(57,891)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(8,213)	(9,011)	(1,305)
Net (decrease) increase in cash and cash equivalents and restricted cash	(472,438)	379,297	54,987
Cash and cash equivalents and restricted cash at the beginning of the period	3,619,630	3,320,172	481,324
Cash and cash equivalents and restricted cash at the end of the period	3,147,192	3,699,469	536,311

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2025	2026
	RMB	RMB	USD[1]
Net income (GAAP)	243,578	463,484	67,191
Share-based compensation expenses, net of tax effect of nil[2]	101,549	26,483	3,839
Adjusted net income (non-GAAP)	345,127	489,967	71,030

	Three Months Ended
	March 31,	March 31,
	2025	2026
	RMB	RMB	USD[1]
Net income per ordinary share - Diluted (GAAP)	0.58	1.11	0.16
Share-based compensation expenses, per ordinary share net of tax effect of nil[2]	0.24	0.06	0.01
Adjusted net income per ordinary share - Diluted (non-GAAP)	0.82	1.17	0.17

	Three Months Ended
	March 31,	March 31,
	2025	2026
	RMB	RMB	USD[1]
Net income (GAAP)	243,578	463,484	67,191
Interest income	(19,280)	(9,127)	(1,323)
Interest expense	614	1,721	249
Income tax expense	134,111	218,703	31,705
Depreciation and amortization	13,210	14,628	2,121
EBITDA (non-GAAP)	372,233	689,409	99,943
Share-based compensation expenses	101,549	26,483	3,839
Adjusted EBITDA (non-GAAP)	473,782	715,892	103,782

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q1 2026	Closed in Q1 2026	As of March 31, 2026	As of March 31, 2026
Manachised hotels	110	37	2,069	229,194
Leased hotels	-	-	19	3,104
Total	110	37	2,088	232,298

		As of March 31, 2026
Hotel Brand	Positioning	Properties		Rooms
		Manachised	Leased
A.T. House	Luxury	-	1	214
SAVHE	Upscale	2	1	487
Atour S	Upscale	91	2	12,386
Atour Origin	Upper midscale	55	1	6,620
Atour	Upper midscale	1,539	12	174,984
Atour X	Upper midscale	174	2	18,703
Atour Light	Midscale	208	-	18,904
Total		2,069	19	232,298

	All Hotels in Operation
	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
Occupancy rate[3] (in percentage)
Manachised hotels	70.1%	76.0%	70.5%
Leased hotels	77.5%	83.7%	77.5%
All hotels	70.2%	76.1%	70.6%

ADR[3] (in RMB)
Manachised hotels	415.1	423.7	424.5
Leased hotels	551.9	579.6	574.4
All hotels	417.9	426.4	426.8

RevPAR[3] (in RMB)
Manachised hotels	301.5	332.9	309.4
Leased hotels	453.1	508.5	472.3
All hotels	304.4	335.7	311.6

	Hotels in Operation for More Than 18 Months in Q1 2026[4]
	Number of hotels		Same-hotel Occupancy[3] (in percentage)		Same-hotel ADR[3] (in RMB)		Same-hotel RevPAR[3] (in RMB)
	Q1 2025	Q1 2026	Q1 2025	Q1 2026	Q1 2025	Q1 2026	Q1 2025	Q1 2026
Manachised hotels	1,346	1,346	71.4%	70.8%	414.4	411.8	307.0	301.8
Leased hotels	18	18	77.8%	76.9%	546.9	537.1	452.6	439.0
All hotels	1,364	1,364	71.5%	70.9%	417.0	414.3	309.6	304.4

3 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

4 For any given period, we define “same-hotel” as a hotel that has operated for more than 18 calendar months as of the 15th day (inclusive) of any month within that period. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the given period, compared to the corresponding metrics generated by these “same hotels” during the same period in 2025.